Exhibit 99.1

Fuwei Films Announces Third Quarter of 2019 Unaudited Financial Results

-Teleconference to be held on Wednesday, November 27, 2019 at 8:00 am ET-

BEIJING, November 26, 2019 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the three-month and nine-month periods ended September 30, 2019.

Third Quarter 2019 Financial Highlights

●	Net sales were RMB79.6 million (US$11.1 million), compared to RMB86.9 million during the same period in 2018.
●	Sales of specialty films were RMB40.6 million (US$5.7 million) or 51.0% of total revenues as compared to RMB45.3 million or 52.2% of total revenues in the same period of 2018.
●	Overseas sales were RMB11.6 million (US$1.6 million) or 14.6% of total revenues, compared with RMB8.5 million or 9.8% of total revenues in the third quarter of 2018.
●	Gross profit was RMB21.6 million (US$3.0 million), representing a gross margin rate of 27.1%, as compared to gross profit of RMB17.1 million and a gross margin rate of 19.6% for the same period in 2018.

●	Net profit attributable to the Company was RMB3.4 million (US$0.5 million), compared to net loss attributable to the Company of RMB1.8 million during the same period in 2018, representing an increase in profit of RMB5.2 million.

First Nine Months 2019 Financial Highlights

●	Net sales were RMB248.8 million (US$34.8 million), compared to RMB243.40 million, during the same period in 2018, representing an increase of RMB5.4 million or 2.2%.

●	Sales of specialty films were RMB114.7 million (US$16.0 million) or 46.1% of total revenues as compared to RMB109.0 million or 44.8% in the same period of 2018.
●	Overseas sales were RMB42.2 million (US$5.9 million) or 16.9% of total revenues, compared with RMB36.1 million or 14.8% of total revenues in the same period in 2018.
●	Gross profit was RMB52.6 million (US$7.4 million), representing a gross margin of 21.2%, as compared to a gross margin of 13.7% for the same period in 2018.

Mr. Zengyong Wang, Chairman and CEO of Fuwei Films, commented, “Benefiting from our differentiated product strategy and continuous R&D, we are pleased to continue to operate profitably for the third quarter. Sales of specialty films stayed dominant in wholesales and accounted for 51% of total sales during the quarter. Looking ahead, the BOPET industry remains competitive as a result of higher supply. Nevertheless, we will continue to innovate, tackle overseas markets and execute our differentiated product strategy to improve performance and capture opportunities.”

Financial Results for the Three Months Ended September 30, 2019

Net sales during the third quarter ended September 30, 2019 were RMB79.6 million (US$11.1 million), compared to RMB86.9 million during the same period in 2018. The decrease of average sales price caused a decrease of RMB4.6 million and the sales volume decrease caused a decrease of RMB2.7 million.

In the third quarter of 2019, sales of specialty films were RMB40.6 million (US$5.7 million) or 51.0% of total revenues as compared to RMB45.3 million or 52.2% in the same period of 2018. The decrease in average sales price caused a decrease of RMB1.5 million and the decrease in the sales volume caused a decrease of RMB3.2 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended September 30, 2019		% of Total	Three-Month Period Ended September 30, 2018	% of Total
	RMB	US$		RMB
Stamping and transfer film	26,552	3,715	33.3%	30,650	35.3%
Printing film	7,881	1,103	9.9%	6,293	7.2%
Metallization film	1,197	167	1.5%	773	0.9%
Specialty film	40,559	5,674	51.0%	45,325	52.2%
Base film for other application	3,397	475	4.3%	3,832	4.4%

	79,586	11,134	100.0%	86,872	100.0%

Overseas sales were RMB11.6 million or US$1.6 million, or 14.6% of total revenues, compared with RMB8.5 million or 9.8% of total revenues in the third quarter of 2018. The decrease in average sales price caused a decrease of RMB0.8 million and the increase in sales volume resulted in an increase of RMB3.9 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended September 30, 2019		% of Total	Three-Month Period Ended September 30, 2018	% of Total
	RMB	US$	RMB
Sales in China	67,933	9,512	85.4%	78,369	90.2%
Sales in other countries	11,593	1,622	14.6%	8,503	9.8%

	79,586	11,134	100.0%	86,872	100.0%

Gross profit was RMB21.6 million (US$3.0 million) for the third quarter ended September 30, 2019, representing a gross margin rate of 27.1%, compared to gross profit of RMB17.1 million and a gross margin rate of 19.6% for the same period in 2018. Correspondingly, gross margin rate increased by 7.5 percentage point compared to the same period in 2018.

Operating expenses for the third quarter ended September 30, 2019 were RMB16.3 million (US$2.3 million), which was RMB1.5 million, or 8.4% lower than the same period in 2018. This decrease was mainly due to decreased expenses on research and development.

Net profit attributable to the Company during the third quarter ended September 30, 2019 was RMB3.4million (US$0.5 million), compared to net loss attributable to the Company of RMB1.8 million during the same period in 2018, representing an increase in profit of RMB5.2 million.

Financial Results for the Nine Months Ended September 30, 2019

Net sales during the nine-month period ended September 30, 2019 were RMB248.8 million (US$34.8 million), compared to RMB243.40 million, during the same period in 2018, representing an increase of RMB5.4 million or 2.2%, mainly due to the increase in sales prices in the first nine months of 2019.

In the nine-month period ended September 30, 2019, sales of specialty films were RMB114.7 million (US$16.0 million) or 46.1% of total revenues as compared to RMB109.0 million or 44.8% in the same period of 2018, which was an increase of RMB5.7 million, or 5.2% as compared to the same period in 2018. The increase of average sales price in the first nine months of 2019 caused an increase of RMB1.8 million and the increase in the sales volume caused an increase of RMB3.9 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2019		% of Total	Nine-Month Period Ended September 30, 2018	% of Total
	RMB	US$		RMB
Stamping and transfer film	86,675	12,126	34.9%	90,930	37.3%
Printing film	28,613	4,003	11.5%	23,874	9.8%
Metallization film	3,811	533	1.5%	2,568	1.1%
Specialty film	114,713	16,049	46.1%	109,020	44.8%
Base film for other applications	14,965	2,094	6.0%	17,006	7.0%

	248,777	34,805	100.0%	243,398	100.0%

Overseas sales during the nine months ended September 30, 2019 were RMB42.2 million or US$5.9 million or 16.9% of total revenues, compared to RMB36.1 million or 14.8% of total revenues in the same period in 2018. This was RMB6.1 million higher than the same period in 2018. The increase in sales volume resulted in an increase of RMB4.7 million and the increase of average sales price caused an increase of RMB1.4 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2019		% of Total	Nine-Month Period Ended September 30, 2018	% of Total
	RMB	US$	RMB
Sales in China	206,625	28,907	83.1%	207,291	85.2%
Sales in other countries	42,152	5,898	16.9%	36,107	14.8%

	248,777	34,805	100.0%	243,398	100.0%

Gross profit was RMB52.6 million (US$7.4 million) for the first nine months ended September 30, 2019, representing a gross margin of 21.2%, compared to a gross margin of 13.7% for the same period in 2018. Correspondingly, gross margin increased by 7.5 percentage. Average product sales prices increased by 2.2% compared to the same period last year while the average cost of goods sold decreased by 6.6% compared to the same period last year. This resulted in an increase in gross profit.

Operating expenses for the nine months ended September 30, 2019 were RMB44.9 million (US$6.3 million), compared to RMB47.0 million in the same period in 2018, which was RMB2.1 million or 4.5% lower than the same period in 2018. This decrease was mainly due to decreased expenses on research and development.

Net profit attributable to the Company during the first nine-month period of 2019 was RMB1.0 million (US$0.1 million) compared to net loss attributable to the Company of RMB18.7 million during the same period in 2018, representing an increase of RMB19.7 million from the same period in 2018 due to the factors described above.

Cash, cash equivalent and restricted cash totaled RMB74.9 million or US$10.5 million as of September 30, 2019. Total shareholders’ equity was RMB197.9 million or US$27.7 million.

As of September 30, 2019, the Company had 3,265,837 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Wednesday, November 27, 2019, at 8:00 a.m. ET / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-844-369-8770 in North America, or +1-862-298-0840 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331 internationally, and entering the following Conference ID: 56850. The replay will be available until December 27, 2019, at 8:00 a.m. ET.

About Fuwei Films

Fuwei Films develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, also known as BOPET film. Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; uncertainty around U.S.-China trade war and its effect on the Company’s operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Mr. Shiwei Yin
Investor Relations
Grayling
Phone: +1-646-284-9474
Email: shiwei.yin@grayling.com

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(amounts in thousands except share and per share value)

(Unaudited)

	September 30, 2019		December 31, 2018
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	50,217	7,026	8,908
Restricted cash	24,700	3,456	38,000
Accounts and bills receivable, net	23,596	3,301	22,627
Inventories	22,135	3,097	24,675
Advance to suppliers	10,527	1,473	5,694
Prepayments and other receivables	1,223	171	1,068
Deferred tax assets – current	1,169	164	1,195
Total current assets	133,567	18,688	102,167

Property, plant and equipment, net	310,101	43,385	331,168
Construction in progress	-	-	366
Lease prepayments, net	15,895	2,224	16,296
Advance to suppliers - long term, net	1,542	216	1,542
Deferred tax assets - non current	3,037	425	3,143

Total assets	464,142	64,938	454,682

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	65,000	9,094	64,950
Due to related parties	118,149	16,530	114,692
Accounts payables	21,142	2,958	20,750
Notes payable	49,400	6,911	48,000
Advance from customers	4,306	602	1,859
Accrued expenses and other payables	5,941	831	5,072
Total current liabilities	263,938	36,926	255,323

Deferred tax liabilities	2,352	329	2,528

Total liabilities	266,290	37,255	257,851

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)	13,323	1,864	13,323
Additional paid-in capital	311,907	43,637	311,907
Statutory reserve	37,441	5,238	37,441
Accumulated deficit	(165,659)	(23,177)	(166,680)
Cumulative translation adjustment	840	121	840
Total equity	197,852	27,683	196,831
Total liabilities and equity	464,142	64,938	454,682

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
	2019		2018	2019		2018
	RMB	US$	RMB	RMB	US$	RMB
Net sales	79,586	11,134	86,872	248,777	34,805	243,398
Cost of sales	57,996	8,114	69,812	196,154	27,443	210,051

Gross profit	21,590	3,020	17,060	52,623	7,362	33,347

Operating expenses
Selling expenses	3,236	453	2,960	9,737	1,362	9,325
Administrative expenses	13,083	1,830	14,874	35,113	4,912	37,667
Total operating expenses	16,319	2,283	17,834	44,850	6,274	46,992

Operating income (loss)	5,271	737	(774)	7,773	1,088	(13,645)

Other income (expense)
- Interest income	255	36	356	671	94	739
- Interest expense	(2,240)	(313)	(2,769)	(6,675)	(934)	(7,227)
- Others income (expense), net	80	11	1,324	(792)	(111)	1,369

Total other expense	(1,905)	(266)	(1,089)	(6,796)	(951)	(5,119)

Income (loss) before provision for income taxes	3,366	471	(1,863)	977	137	(18,764)

Income tax benefit	77	11	15	44	6	49

Net income (loss)	3,443	482	(1,848)	1,021	143	(18,715)

Other comprehensive loss
- Foreign currency translation adjustments	1	0	24	-	-	(2,053)

Comprehensive income (loss)	3,444	482	(1,824)	1,021	143	(20,768)

Income (loss) per share, Basic and diluted	1.05	0.15	(0.57)	0.31	0.04	(5.73)
Weighted average number ordinary shares, Basic and diluted	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(amounts in thousands except share and per share value)

(Unaudited)

	The Nine-Month Period Ended September 30,
	2019		2018
	RMB	US$	RMB
Cash flow from operating activities
Net income (loss)	1,021	143	(18,715)
Adjustments to reconcile net loss to net cash used in operating activities
- Depreciation of property, plant and equipment	33,957	4,751	33,271
- Amortization of intangible assets	400	56	400
- Deferred income taxes	(44)	(6)	(51)
- Bad debt (recovery) expense	(897)	(125)	(132)
-Inventory provision	724	101	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(72)	(10)	4,682
- Inventories	1,815	254	(1,016)
- Advance to suppliers	(4,833)	(676)	(4,987)
- Prepaid expenses and other current assets	(155)	(22)	(551)
- Accounts payable	393	56	2,436
- Accrued expenses and other payables	501	70	(1,031)
- Advance from customers	2,447	342	6,852
- Tax payable	368	51	1,270

Net cash provided by (used in) operating activities	35,625	4,985	22,428

Cash flow from investing activities
Purchases of property, plant and equipment	(12,889)	(1,803)	(4,812)
Restricted cash related to trade finance	-	-	-
Advance to suppliers - non current	-	-	28
Amount change in construction in progress	366	51	-

Net cash used in investing activities	(12,523)	(1,752)	(4,784)

Cash flow from financing activities
Principal payments of bank loans	-	-	-
Proceeds from short-term bank loans	50	7	14,950
Proceeds from related party	3,457	484	(37,472)
Change in notes payable	1,400	196	23,080

Net cash provided by financing activities	4,907	687	558

Effect of foreign exchange rate changes	-	(261)	(2,041)

Net increase in cash and cash equivalent	28,009	3,659	16,161

Cash and cash equivalent
At beginning of period/year	46,908	6,823	69,464
At end of period/year	74,917	10,482	85,625

SUPPLEMENTARY DISCLOSURE:
Interest paid	6,675	934	7,227
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,062	149	1,029